                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of November, 2007

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a press release, dated the date hereof, announcing third quarter 2007 results.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Asaf Alperovitz
                                          -----------------------
                                          Asaf Alperovitz
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Treasurer

Date: November 15, 2007

                    TEFRON REPORTS THIRD QUARTER 2007 RESULTS

THIRD QUARTER 2007 SUMMARY

o    THIRD QUARTER REVENUES WERE $30.3 MILLION, 22.2% BELOW REVENUES OF THE
     THIRD QUARTER OF LAST YEAR.

o    NET LOSS, ON A GAAP BASIS WAS $1.7 MILLION AND FULLY DILUTED LOSS PER SHARE
     WAS $0.08. NET LOSS ON A NON-GAAP BASIS, EXCLUDING COMPENSATION RELATED TO
     MODIFICATION OF STOCK OPTIONS, WAS $1.4 MILLION, AND FULLY DILUTED
     LOSS PER SHARE ON A NON-GAAP BASIS WAS $0.07.

MISGAV, ISRAEL, NOVEMBER 15, 2007 - TEFRON LTD. (NYSE:TFR; TASE:TFRN), a leading producer of seamless intimate apparel and engineered-for-performance (EFPTM)
active wear, today presented its financial results for the third quarter of
2007.

THIRD QUARTER 2007 RESULTS

Third quarter revenues were $30.3 million, representing a 22.2% decrease from third quarter 2006 revenues of $39.0 million. The decrease in revenues in the quarter was due to a reduction in sales of active-wear, primarily to Nike, and a reduction in sales of intimate apparel, mainly to Victoria's Secret for older
Cut & Sew collections. This reduction was slightly offset by an increase in sales of swimwear, which are seasonally weak in the third quarter.

Third quarter gross margin was 7.8%, compared with a gross margin of 23.3% in the third quarter of 2006. Operating loss for the quarter was $1.5 million, while on a non-GAAP basis, excluding compensation related to modification of stock options, operating loss, was $1.2 million, as compared with an operating income of $5.3 million (13.7% of revenues) in the third quarter of 2006. Net loss for the quarter was $1.7 million, or $0.08 per diluted share, while on a non-GAAP basis, excluding compensation related to modification of stock options, net loss was $1.4 million, or $0.07 per diluted share, as compared with net income of $3.9 million (9.9% of revenues), or $0.18 per diluted share, in the third quarter of 2006.

The decline in gross margin and the operating loss in the quarter were primarily due to the lower revenue and manufacturing levels, which were also affected by a number of manufacturing challenges faced in the Hi-Tex division. This was mainly due to the learning curve required for the manufacture of various new and complex products, as well as shorter production runs for a larger number of apparel categories. In addition, the significant devaluation of the US Dollar versus the New Israeli Shekel, as well as the previously identified price reductions in older collections of Tefron's intimate apparel product line also continued to impact margins.

RESULTS FOR FIRST NINE MONTHS OF 2007

Revenues in the first nine months of 2007 were $119.7 million, representing a
13.3% decrease from revenues of $138.1 million generated during the first nine months of 2006. The decline in revenue was due to a reduction in sales of intimate apparel and a significant reduction in sales of active-wear. This decline was slightly offset by an increase in sales of swimwear.

Gross margin in the first nine months of 2007 decreased to 14.5%, compared with
23.1% in the first nine months of 2006. Operating income decreased to $4.5 million (3.8% of revenues), and on a non-GAAP basis excluding compensation related to a modification of stock options, operating income decreased to
$4.8 million (4.0% of revenues), as compared to an operating income of $19.5 million (14.1% of revenues) in the first nine months of 2006. Net income was
$2.9 million (2.4% of revenues), or $0.13 per diluted share, in the first nine months of 2007, while on a non-GAAP basis, excluding compensation related to a modification of stock options, net income was $3.2 million (2.6% of revenues), or $0.14 per diluted share, in the first nine months of 2007. Net income in the first nine months of 2006, was $13.7 million (9.9% of revenues), or $0.66 per diluted share.

JOINT VENTURE IN CHINA

Tefron also announced that its contemplated joint venture in China with Langsha
Knitting Co. Ltd. and Itochu Corporation has been terminated due to lack of progress with the Chinese partner.

MANAGEMENT COMMENTS

Mr. Yos Shiran, Chief Executive Officer of Tefron, commented, "The third quarter, in which we reported lower revenues and an operating loss, was a tough one for Tefron. With regard to the fourth quarter, we now expect active-wear sales to remain at similar levels seen over the last few quarters. A large portion of these sales will be derived from our Cut & Sew division's 'new generation' Nike products, which have a relatively lower profitability than those of the Seamless active-wear products. However, we have started manufacturing seamless products for the 'new generation' which will mostly be shipped next year, and we are very excited with the prospects of this project.
These products are technologically advanced, and they have created short-term manufacturing challenges for us, which we expect to again affect profitability in the fourth quarter. Additionally, we expect our fourth quarter swimwear sales to be below those of the same quarter last year. Thus, while we expect to record sequentially improved fourth quarter revenues of around $40 million, we will record an operating and net loss."

Mr. Shiran added, "For the first quarter of next year we expect a growth in active-wear sales. We believe our sales to Nike for their 'new generation' of performance apparel products will increase and sales to lululemon, which we see as a promising customer, will also increase. Additionally, we expect a strong quarter for our swimwear division with increased sales in the European market.
This underlies our expectations of a continued sequential improvement in sales and the return to profitability in the first quarter of next year."

Mr. Shiran concluded, "While the last few quarters have been very challenging for us, we are working diligently to develop new, advanced products and increase sales, particularly in our active-wear business. At the same time, we are continuously exploring ways to improve our manufacturing efficiencies and cut our costs. In spite of the difficulties we encountered this year, we strongly believe in our strategy and we look forward to next year, as we aim to begin realizing the strong potential of our active-wear product line in accordance with our long-term vision."

CONFERENCE CALL
--------------------------------------------------------------------------------

The Company will be hosting a conference call today, November 15, 2007 at
10:00am EST. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers.
Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US DIAL-IN NUMBER: 1 888 642 5032
UK DIAL-IN NUMBER: 0 800 917 5108
ISRAEL DIAL-IN NUMBER: 03 918 0692
INTERNATIONAL DIAL-IN NUMBER: +972 3 918 0692

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Tefron's website, at: www.tefron.com

ABOUT TEFRON
--------------------------------------------------------------------------------

Tefron manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as
Victoria's Secret, Nike, Target, The Gap, Banana Republic, J. C. Penney,
lululemon athletica Warnaco/Calvin Klein, Patagonia, Reebok and El Corte
Englese, as well as other well known retailers and designer labels. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WITHIN THE
MEANING OF SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, SECTION 21E
OF THE US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE SAFE HARBOR
PROVISIONS OF THE US PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WITH
RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF
OPERATIONS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT
EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS.

WORDS SUCH AS "BELIEVE," "ANTICIPATE," "EXPECT," "INTEND," "WILL," "PLAN,"
"COULD," "MAY," "PROJECT," "GOAL," "TARGET," AND SIMILAR EXPRESSIONS OFTEN
IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE ONLY WAY WE IDENTIFY THESE
STATEMENTS. EXCEPT FOR STATEMENTS OF HISTORICAL FACT CONTAINED HEREIN, THE
MATTERS SET FORTH IN THIS PRESS RELEASE REGARDING OUR FUTURE PERFORMANCE, PLANS
TO INCREASE REVENUES OR MARGINS AND ANY STATEMENTS REGARDING OTHER FUTURE EVENTS
OR FUTURE PROSPECTS ARE FORWARD-LOOKING STATEMENTS.

THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT
COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO:

o    OUR CUSTOMERS' CONTINUED PURCHASE OF OUR PRODUCTS IN THE SAME VOLUMES OR ON
     THE SAME TERMS;

o    THE CYCLICAL NATURE OF THE CLOTHING RETAIL INDUSTRY AND THE ONGOING CHANGES
     IN FASHION PREFERENCES;

o    THE COMPETITIVE NATURE OF THE MARKETS IN WHICH WE OPERATE, INCLUDING THE
     ABILITY OF OUR COMPETITORS TO ENTER INTO AND COMPETE IN THE SEAMLESS MARKET
     IN WHICH WE OPERATE;

o    THE POTENTIAL ADVERSE EFFECT ON OUR BUSINESS RESULTING FROM OUR
     INTERNATIONAL OPERATIONS, INCLUDING INCREASED CUSTOM DUTIES AND IMPORT
     QUOTAS (E.G., IN CHINA, WHERE WE MANUFACTURE FOR OUR SWIMWEAR DIVISION).

o    THE POTENTIAL ADVERSE EFFECT ON OUR FUTURE OPERATING EFFICIENCY RESULTING
     FROM OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE COMPLICATED PRODUCTS
     AND DIFFERENT RAW MATERIALS;

o    THE PURCHASE OF NEW EQUIPMENT THAT MAY BE NECESSARY AS A RESULT OF OUR
     EXPANSION INTO NEW PRODUCT LINES;

o    OUR DEPENDENCE ON OUR SUPPLIERS FOR OUR MACHINERY AND THE MAINTENANCE OF
     OUR MACHINERY;

o    THE FLUCTUATIONS COSTS OF RAW MATERIALS;OUR DEPENDENCE ON SUBCONTRACTORS IN
     CONNECTION WITH OUR MANUFACTURING PROCESS;

o    OUR FAILURE TO GENERATE SUFFICIENT CASH FROM OUR OPERATIONS TO PAY OUR
     DEBT;

o    FLUCTUATIONS IN INFLATION AND CURRENCY; AND

o    POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH INTERNATIONAL
     BUSINESS AND RELATING TO OPERATIONS IN ISRAEL;

AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S
FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO
OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS
TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE
OCCURRENCE OF UNANTICIPATED EVENTS .

CONTACTS
--------------------------------------------------------------------------------

COMPANY CONTACT:                    IR CONTACT:
Asaf Alperovitz                     Ehud Helft / Kenny Green
Chief Financial Officer             G.K. Investor Relations
+972-4-9900803                      1 646 201 9246
Aasaf@tefron.com                    info@gkir.com

TABLE 1: SALES BY SEGEMENT
--------------------------------------------------------------------------------

              Nine months ended      Nine months ended     Three months ended     Three months ended         Year ended
             September 30, 2007     September 30, 2006     September 30, 2007     September 30, 2006     December 31, 2006
             ------------------     ------------------     ------------------     ------------------     ------------------
               USD                    USD                    USD                    USD                    USD
Segment     Thousands  % of total  Thousands  % of total  Thousands  % of total  Thousands  % of total  Thousands  % of total
-------      -------    -------     -------    -------     -------    -------     -------    -------     -------    -------

Cut & sew     53,973       45.1%     60,792       44.0%     11,921       39.3%     15,039       38.6%     85,951       45.7%
Seamless      65,748       54.9%     77,305       56.0%     18,426       60.7%     23,962       61.4%    102,153       54.3%
Total        119,721      100.0%    138,097      100.0%     30,347      100.0%     39,001      100.0%    188,104      100.0%

TABLE 2: SALES BY PRODUCT LINE
--------------------------------------------------------------------------------

                     Nine months ended      Nine months ended     Three months ended     Three months ended         Year ended
                    September 30, 2007     September 30, 2006     September 30, 2007     September 30, 2006     December 31, 2006
                    ------------------     ------------------     ------------------     ------------------     ------------------
                      USD                    USD                   USD                    USD                    USD
Product line       Thousands  % of total  Thousands  % of total  Thousands  % of total  Thousands  % of total  Thousands  % of total
------------        -------    -------     -------    -------     -------    -------     -------    -------     -------    -------

Intimate Apparel     68,867       57.5%     74,681       54.1%     19,601       64.6%     23,988       61.5%    100,890       53.6%
Active wear          30,763       25.7%     45,788       33.2%      9,649       31.8%     14,464       37.1%     59,406       31.6%
Swimwear             20,091       16.8%     17,628       12.8%      1,097        3.6%        549        1.4%     27,808       14.8%
Total               119,721      100.0%    138,097      100.0%     30,347      100.0%     39,001      100.0%    188,104      100.0%

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                             SEPTEMBER 30,       DECEMBER 31,
                                                       ----------------------      --------
                                                         2007          2006          2006
                                                       --------      --------      --------
                                                             UNAUDITED             AUDITED
                                                       ----------------------      --------

ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                           $  2,695      $ 26,121      $  3,966
   Short-term deposit                                    11,614             -        10,089
   Marketable securities                                  7,292             -         4,975
   Trade receivables, net                                29,085        19,192        30,655
   Other accounts receivable and prepaid expenses         5,623         5,832         4,166
   Inventories                                           26,345        26,814        28,912
                                                       --------      --------      --------

 TOTAL current assets                                    82,654        77,959        82,763
                                                       --------      --------      --------

 LONG-TERM INVESTMENS:
   Bank deposit                                               -             -         1,029
   Severance pay fund                                       939           847           778
   Subordinated note                                      3,000         3,000         3,000
                                                       --------      --------      --------

 TOTAL long-term investments                              3,939         3,847         4,807
                                                       --------      --------      --------

 PROPERTY, PLANT AND EQUIPMENT, NET                      75,519        77,254        77,086
                                                       --------      --------      --------

 TOTAL assets                                          $162,112      $159,060      $164,656
                                                       ========      ========      ========

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                     SEPTEMBER 30,            DECEMBER 31,
                                                               -------------------------       ---------
                                                                 2007             2006           2006
                                                               ---------       ---------       ---------
                                                                       UNAUDITED                AUDITED
                                                               -------------------------       ---------

LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Current maturities of long-term bank loans                  $   5,948       $   5,948       $   5,948
   Trade payables                                                 24,779          26,786          31,143
   Other accounts payable and accrued expenses                     9,869           8,173          10,402
                                                               ---------       ---------       ---------

 TOTAL current liabilities                                        40,596          40,907          47,493
                                                               ---------       ---------       ---------

 LONG-TERM LIABILITIES:
   Long term loans from banks (net of current maturities)         14,861          20,809          19,322
   Deferred taxes                                                 12,107          12,678          12,313
   Accrued severance pay                                           3,603           3,233           3,298
                                                               ---------       ---------       ---------

 TOTAL long-term liabilities                                      30,571          36,720          34,933
                                                               ---------       ---------       ---------

 SHAREHOLDERS' EQUITY:
   SHARE CAPITAL -
     Ordinary shares                                               7,518           7,368           7,411
   Additional paid-in capital                                    106,446         100,315         101,684
   Less - 997,400 Ordinary shares in treasury, at cost            (7,408)         (7,408)         (7,408)
   Cumulative other comprehensive income                             998             341              55
   Accumulated deficit                                           (16,609)        (19,183)        (19,512)
                                                               ---------       ---------       ---------

 TOTAL shareholders' equity                                       90,945          81,433          82,230
                                                               ---------       ---------       ---------

 TOTAL liabilities and shareholders' equity                    $ 162,112       $ 159,060       $ 164,656
                                                               =========       =========       =========

                                       10

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                         NINE MONTHS ENDED               THREE MONTHS ENDED           YEAR ENDED
                                                             SEPTEMBER 30,                  SEPTEMBER 30,             DECEMBER 31,
                                                     --------------------------      ---------------------------      ----------
                                                        2007            2006            2007             2006            2006
                                                     ----------      ----------      ----------       ----------      ----------
                                                                               UNAUDITED                               AUDITED
                                                     -----------------------------------------------------------      ----------

Sales                                                $  119,721      $  138,097      $   30,347       $   39,001      $  188,104
Cost of sales                                           102,364         106,263          27,983           29,929         145,144
                                                     ----------      ----------      ----------       ----------      ----------

Gross profit                                             17,357          31,834           2,364            9,072          42,960
Selling, general and administrative expenses             12,849          12,378           3,851            3,746          17,077
                                                     ----------      ----------      ----------       ----------      ----------

Operating income (loss)                                   4,508          19,456          (1,487)           5,326          25,883
Financial expenses, net                                     960           1,501             503              485           1,912
                                                     ----------      ----------      ----------       ----------      ----------

Income (loss) before taxes on income                      3,548          17,955          (1,990)           4,841          23,971
Taxes on income (tax benefit)                               645           4,363            (311)           1,028           5,711
                                                     ----------      ----------      ----------       ----------      ----------

Income (loss) from continuing operations                  2,903          13,592          (1,679)           3,813          18,260
Income  from discontinued operations                          -             120               -               58             120
                                                     ----------      ----------      ----------       ----------      ----------

Net income (loss)                                    $    2,903      $   13,712      $   (1,679)      $    3,871      $   18,380
                                                     ==========      ==========      ==========       ==========      ==========

Basic and diluted net earnings (losses) per
  share from continuing operations:
  Basic net earnings (losses) per share              $     0.14      $     0.68      $    (0.08)      $     0.19      $     0.90
                                                     ==========      ==========      ==========       ==========      ==========
  Diluted net earnings (losses) per share            $     0.13      $     0.66      $    (0.08)      $     0.18      $     0.88
                                                     ==========      ==========      ==========       ==========      ==========

Basic and diluted net earnings per share from
  discontinued operations:
  Basic net earnings per share                       $        -      $        -      $        -       $        -      $     0.01
                                                     ==========      ==========      ==========       ==========      ==========
  Diluted net earnings per share                     $        -      $        -      $        -       $        -      $     0.01
                                                     ==========      ==========      ==========       ==========      ==========

Basic and diluted net earnings (losses) per
  share:
  Basic net earnings (losses) per share              $     0.14      $     0.68      $    (0.08)      $     0.19      $     0.91
                                                     ==========      ==========      ==========       ==========      ==========
  Diluted net earnings (losses) per share            $     0.13      $     0.66      $    (0.08)      $     0.18      $     0.89
                                                     ==========      ==========      ==========       ==========      ==========

Weighted average number of shares used for
  computing basic earning (losses) per share         21,183,397      20,072,881      21,200,986       20,401,382      20,210,722
                                                     ==========      ==========      ==========       ==========      ==========

Weighted average number of shares used for
  computing diluted earnings (losses) per share      21,799,955      20,926,858      21,200,986       21,477,557      20,754,566
                                                     ==========      ==========      ==========       ==========      ==========

                                       11

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                     NINE MONTHS ENDED        THREE MONTHS ENDED     YEAR ENDED
                                                                        SEPTEMBER 30,             SEPTEMBER 30,      DECEMBER 31,
                                                                   ---------------------     ---------------------     --------
                                                                     2007         2006         2007         2006         2006
                                                                   --------     --------     --------     --------     --------
                                                                                      UNAUDITED                         AUDITED
                                                                   -----------------------------------------------     --------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                  $  2,903     $ 13,712     $ (1,679)    $  3,871     $ 18,380
Adjustments to reconcile net income to net cash provided by
  operating activities:
   Income from discontinued operations                                    -         (120)           -          (58)        (120)
  Depreciation, amortization and impairment of property, plant
    and equipment                                                     6,441        6,309        2,106        2,158        8,719
  Compensation related to options granted to employees                  498          476          312          140          555
  Increase  in accrued severance pay, net                               144          325           91          121          459
  Accrual of interest on short and long-term deposits                  (496)           -         (168)           -         (100)
  Gain on sale of and accretion of discount on marketable
    securities                                                         (335)           -         (270)           -          (57)
  Increase (decrease) in deferred income taxes                           21        5,262          (39)       1,283        3,098
  Loss (gain) on disposal of property, plant and equipment, net        (641)           6         (246)          (2)         (73)
  Decrease (increase) in trade receivables, net                       1,570        6,786         (851)       7,645       (4,677)
  Increase in other accounts receivable and prepaid expenses           (826)      (1,169)      (1,097)        (945)        (417)
  Decrease (increase) in inventories                                  2,567         (432)      (1,736)      (4,394)      (2,530)
  Increase (decrease) in trade payables                              (6,364)      (1,079)       1,876        4,545        3,278
  Increase (decrease) in other accounts payable and accrued
    expenses                                                           (452)      (3,437)        (837)      (1,908)         748
                                                                   --------     --------     --------     --------     --------

Net cash provided by (used in) continuing operating activities        5,030       26,639       (2,538)      12,456       27,263
Net cash provided by discontinued operating activities                    -          507            -            -          507
                                                                   --------     --------     --------     --------     --------
Net cash provided by (used in) operating activities                   5,030       27,146       (2,538)      12,456       27,770
                                                                   --------     --------     --------     --------     --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment                            (4,611)      (2,424)      (1,509)      (1,260)      (4,688)
Investment grants received                                                -        1,218            -           40        1,218
Proceeds from sale of property, plant and equipment                     927          305          246            -          335
Dividend received from discontinued operation                             -          140            -            -          140
Investment in short and long-term deposits and marketable
  securities                                                        (16,961)           -            -            -      (22,894)
Proceeds from sale of marketable securities                          14,981            -        2,802            -        6,961
Proceeds from sale of subsidiary                                          -       10,250            -            -        9,917
                                                                   --------     --------     --------     --------     --------

Net cash provided by (used in) continuing investing activities       (5,664)       9,489        1,539       (1,220)      (9,011)
Net cash used in discontinued investing activities                        -         (172)           -            -         (172)
                                                                   --------     --------     --------     --------     --------
Net cash provided by (used in) investing activities                  (5,664)       9,317        1,539       (1,220)      (9,183)
                                                                   --------     --------     --------     --------     --------

                                       12

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                     NINE MONTHS ENDED         THREE MONTHS ENDED      YEAR ENDED
                                                                        SEPTEMBER 30,              SEPTEMBER 30,       DECEMBER 31,
                                                                    ---------------------     ---------------------     --------
                                                                      2007         2006         2007         2006         2006
                                                                    --------     --------     --------     --------     --------
                                                                                        UNAUDITED                       AUDITED
                                                                    -----------------------------------------------     --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loans                                     (4,461)     (19,701)      (1,487)      (1,487)     (21,188)
Proceeds from long-term bank loans                                         -        5,000            -            -        5,000
Increase (Decrease) in short-term bank credit, net                         -      (14,713)           -            -      (14,713)
Tax benefit from exercise of stock options related to employees
  and directors                                                            -            -            -            -          446
Proceeds from exercise of stock options related to employees and
  directors                                                               85        2,560            -          938        3,175
Exercise of tradable options issued at the secondary offering          4,290            -            -            -          972
Proceeds from secondary offering of shares and options, net                -       13,816            -          (18)      13,816
Dividend paid to shareholders                                           (551)      (4,621)           -       (4,621)      (9,446)
                                                                    --------     --------     --------     --------     --------

Net cash provided by (used in) continuing financing activities          (637)     (17,659)      (1,487)      (5,188)     (21,938)
Net cash used in discontinued financing activities                         -         (544)           -            -         (544)
                                                                    --------     --------     --------     --------     --------
Net cash provided by (used in) financing activities                     (637)     (18,203)      (1,487)      (5,188)     (22,482)
                                                                    --------     --------     --------     --------     --------

Total increase (decrease) in cash and cash equivalents                (1,271)      18,260       (2,486)       6,048       (3,895)
Decrease in cash and cash equivalents attributed to discontinued
  operations                                                               -          209            -            -          209
                                                                    --------     --------     --------     --------     --------
Increase (decrease) in cash and cash equivalents attributed to        (1,271)      18,469       (2,486)       6,048       (3,686)
  continued operations
Cash and cash equivalents at beginning of period                       3,966        7,652        5,181       20,073        7,652
                                                                    --------     --------     --------     --------     --------

Cash and cash equivalents at end of period                          $  2,695     $ 26,121     $  2,695     $ 26,121     $  3,966
                                                                    ========     ========     ========     ========     ========

                                       13

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                            NINE MONTHS ENDED                     THREE MONTHS ENDED
                                                            SEPTEMBER 30, 2007                    SEPTEMBER 30, 2007
                                                    -----------------------------------   ------------------------------------
                                                                ADJUSTMENTS                           ADJUSTMENTS
                                                      GAAP          (*)       NON-GAAP       GAAP         (*)        NON-GAAP
                                                    ----------   --------    ----------   ----------    --------    ----------
                                                                                    UNAUDITED
                                                    --------------------------------------------------------------------------

Sales                                               $  119,721               $  119,721   $   30,347                $   30,347
Cost of sales                                          102,364                  102,364       27,983                    27,983
                                                    ----------               ----------   ----------                ----------

Gross profit                                            17,357                   17,357        2,364                     2,364
Selling, general and administrative expenses            12,849       (247)       12,602        3,851        (247)        3,604
                                                    ----------   --------    ----------   ----------    --------    ----------

Operating income (loss)                                  4,508       (247)        4,755       (1,487)       (247)       (1,240)
Financial expenses, net                                    960          -           960          503           -           503
                                                    ----------   --------    ----------   ----------    --------    ----------

Income (loss) before taxes on income                     3,548       (247)        3,795       (1,990)       (247)       (1,743)
Taxes on income (tax benefit)                              645          -           645         (311)          -          (311)
                                                    ----------   --------    ----------   ----------    --------    ----------

Net income (loss)                                   $    2,903       (247)   $    3,150   $   (1,679)       (247)   $   (1,432)
                                                    ==========   ========    ==========   ==========    ========    ==========

Basic and diluted net earnings (losses) per share
  from continuing operations:
  Basic net earnings (losses) per share             $     0.14   $   0.01    $     0.15   $    (0.08)   $   0.01    $    (0.07)
                                                    ==========   ========    ==========   ==========    ========    ==========
  Diluted net earnings (losses) per share           $     0.13   $   0.01    $     0.14   $    (0.08)   $   0.01    $    (0.07)
                                                    ==========   ========    ==========   ==========    ========    ==========

Weighted average number of shares used for
  computing basic earning (losses) per share        21,183,397               21,183,397   21,200,986                21,200,986
                                                    ==========               ==========   ==========                ==========

Weighted average number of shares used for
  computing diluted earnings (losses) per share     21,799,955               21,799,955   21,200,986                21,200,986
                                                    ==========               ==========   ==========                ==========

(*) Reconciliation item:
 Compensation related to modification
   of stock options                                                  (247)                                  (247)
                                                                 ========                               ========

                                       14